Exhibit 99.1

BRITISH COLUMBIA
ONTARIO

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PACIFIC THERAPEUTICS LTD. (the “Company”)
Suite 1500 –409 Granville St. Vancouver, BC V6C 1T2
Telephone No. (604) 738-1049

Item 2	Date of Material Change

April 16, 2015

Item 3	News Release

A news release was disseminated April 16, 2015 posted to the CNSX website and was subsequently SEDAR filed with the securities commissions of British Columbia and Ontario.

Item 4	Summary of Change(s)

The Company has accepted the resignation of James Stafford Inc. Chartered Accountants (“Stafford”) as auditor of the Company and are currently in discussions with another firm to be its successor and will announce the appointment of the new auditor when finalized.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

SEE PRESS RELEASE ATTACHED

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information.

Not applicable.

Item 8	Executive Officer

Doug Unwin, President & CEO 604-738-1049

Item 9	Date of Report

April 20, 2015

PACIFIC THERAPEUTICS LTD. ANNOUNCES CHANGE OF AUDITORS

VANCOUVER, BC, Canada - April 16, 2015 - Pacific Therapeutics Ltd. (CNSX: PT) (OTC:PCFTF) (Frankfurt: 1P3) (the “Company”) announces that effective April 16, 2015 the Company is in discussions to replace its Auditor.

The Company has accepted the resignation of James Stafford Inc. Chartered Accountants ("Stafford") as auditor of the Company and are currently in discussions with another firm to be its successor and will announce the appointment of the new auditor when finalized. There were no reservations in Stafford’s reports on any of the financial statements of the Company commencing at the beginning of the most recently completed fiscal years and ending on 31, December 2013. There were also no reportable events between the Company and Stafford.

In accordance with NI 51-102, a notice of change of auditor, together with the required letters from the auditor have been filed on SEDAR

For further information visit our website at www.pacifictherapeutics.com or email us at doug.unwin@pacifictherapeutics.com

Douglas H. Unwin, CEO & President

(604) 738-1049

doug.unwin@pacifictherapeutics.com

FORWARD LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking information or statements (collectively, “forward-looking statements”), including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This press release contains forward looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.